Exhibit 99.1

PRESS RELEASE
	For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com; +353 1 636 0945

AerCap Awarded Insurance Payment by English Commercial Court for Aircraft and Engines Lost in Russia

DUBLIN – June 11, 2025 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) has announced that in a judgment handed down today, the Commercial Court in London found that its subsidiary, AerCap Ireland Limited, is entitled to recover its claim for an indemnity of approximately $1 billion from the insurers under the “War and Allied Perils” Coverage section of its contingent and possessed insurance policy. This award is in respect of the aircraft and engines which AerCap and its affiliates formerly leased to Russian airlines and were not recovered from Russia following its invasion of Ukraine in February 2022. The indemnity amount is due to be paid by July 2, 2025.  All questions of interest and costs are adjourned to a further hearing to be fixed in September 2025.

In 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, which included a total loss write-off with respect to the assets which remained in Russia and Ukraine and impairment losses with respect to the assets which we had recovered from Russia and Ukraine at that time.  Following recoveries of $1.3 billion in 2023 and $195 million in 2024, this indemnity award will bring AerCap’s total pre-tax recoveries relating to the Ukraine conflict to approximately $2.5 billion.

The claims against insurers and reinsurers of the Russian airlines’ insurance policies in respect of a number of these assets remain ongoing in the Commercial Court in London and we intend to continue to vigorously pursue those claims.  However, the collection, timing and amount of any potential further recoveries in respect of those claims are uncertain.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations around the world.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; trade tensions, including U.S. tariffs and retaliatory measures by China and other countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

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AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com